U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Level 3 Communications, Inc.
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   (Last)                            (First)              (Middle)

1025 Eldorado Blvd.
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                                    (Street)

Broomfield                           CO                     80021
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

May 1, 2002
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

Software Spectrum, Inc. (SSPE)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [_]  Form Filed by One Reporting Person

     [X]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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
Common Stock                          0(1)                        D                    See footnote 1
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*    If the Form is filed by more than one Reporting Person, see Instruction 5(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
                                                                                                                              (Over)

----------

(1) On May 1, 2002, Level 3 Communications, Inc. ("Parent"), Eldorado Acquisition Three, Inc. ("Merger Sub") and Software Spectrum,
Inc. (the "Company") entered into an Agreement and Plan of Merger, pursuant to which, subject to the terms and conditions therein,
Merger Sub will merge with and into the Company (the "Merger") and the Company will thereby will become an indirect wholly owned subsidiary of Parent. Also on May 1, 2002, Parent, Merger Sub, the Company, and certain shareholders of the Company therein named
(the "Shareholders") entered into a Voting Agreement (the "Voting Agreement"). Under the terms of the Voting Agreement, each of the
Shareholders has granted to Parent and Merger Sub a proxy to vote such shareholder's shares of common stock of the Company with respect to certain matters. As a result, the Reporting Persons may be deemed to beneficially own (for purposes of Rule 16a-1(a)(1)
promulgated under the Securities Exchange Act of 1934 (the "Exchange Act")) 962,656 shares of common stock of the Company. However, the Reporting Persons do not have a "pecuniary interest" in such shares for purposes of Rule 16a-1(a)(2) under the Exchange Act.


              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


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Explanation of Responses:

LEVEL 3 COMMUNICATIONS, INC.

By: /s/ Neil J. Eckstein                                  May 9, 2002
    ------------------------------------------            -----------
    Name:  Neil J. Eckstein                                    Date
    Title: Vice President

**   Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.


FORM 3 CONTINUATION SHEET

JOINT FILER INFORMATION

     Eldorado Marketing, Inc., a Delaware corporation, is a direct, wholly owned subsidiary of Level 3 Communications, Inc. Eldorado Acquisition Three, Inc., a Delaware corporation, is a direct, wholly owned subsidiary of Eldorado Marketing, Inc. As a result, Eldorado Marketing, Inc. and Eldorado Acquisition Three, Inc. each beneficially own the shares of common stock that are the subject of this Report on Form 3 to the same extent as Level 3 Communications, Inc.

FORM 3 CONTINUATION SHEET

JOINT FILER INFORMATION

NAME:                                   Eldorado Marketing, Inc.

ADDRESS:                                1025 Eldorado Boulevard
                                        Broomfield, CO  80021

DESIGNATED FILER:                       Level 3 Communications, Inc.

ISSUER & TICKER SYMBOL:                 Software Spectrum, Inc. (SSPE)

DATE OF EVENT(S) REQUIRING STATEMENT:   May 1, 2002

SIGNATURE:                              ELDORADO MARKETING, INC.

                                        By: /s/ Neil J. Eckstein
                                            ------------------------------
                                            Name:  Neil J. Eckstein
                                            Title: Vice President

FORM 3 CONTINUATION SHEET

JOINT FILER INFORMATION

NAME:                                   Eldorado Acquisition Three, Inc.

ADDRESS:                                1025 Eldorado Boulevard
                                        Broomfield, CO  80021

DESIGNATED FILER:                       Level 3 Communications, Inc.

ISSUER & TICKER SYMBOL:                 Software Spectrum, Inc. (SSPE)

DATE OF EVENT(S) REQUIRING STATEMENT:   May 1, 2002

SIGNATURE:                              ELDORADO ACQUISITION THREE, INC.

                                        By: /s/ Neil J. Eckstein
                                            ------------------------------
                                            Name:  Neil J. Eckstein
                                            Title: Vice President